PMU News Release #07-02 TSX, AMEX Symbol PMU March 06, 2007

PACIFIC RIM MINING’S HIGH GRADE BALSAMO GOLD DISCOVERY
CONTINUES TO GROW

Exploration drilling at Pacific Rim Mining Corp.’s (“Pacific Rim” or “the Company”) El Dorado gold project in El Salvador has yielded further bonanza gold grades and expanded the dimensions of the recently discovered Balsamo gold zone, where drill hole P06-522 intersected 32.3 g/t gold over 3.9 meters. A complete list of the most recent drill results is provided below.

The Balsamo discovery has quickly evolved into an exciting and potentially significant new gold zone, owing to its high grade, wide vein widths, growing dimension and proximity to planned infrastructure. With the latest results presented below, the Balsamo zone has now been intersected over a strike length of 250 meters and a vertical range of over 150 meters and remains open along strike and to depth. Four drills are being employed at Balsamo to expand the gold zone as quickly as possible. A fifth drill rig is being mobilized.

Balsamo has the potential to significantly increase the high grade gold resource at El Dorado and enhance the project’s economic landscape. The Company has therefore deferred its El Dorado feasibility study in order to realize the economic benefit of the Balsamo deposit. The underground access tunnel will take a year and a half to complete, once permits are in hand, providing the Company ample time to determine the economic impact of the Balsamo deposit in parallel with development.

“The high grade Balsamo discovery is the most exciting thing to happen to the El Dorado project since the discovery of Minita,” says Tom Shrake, President and CEO of Pacific Rim. “The Balsamo vein represents a new gold-enriched structure similar to the prolific Minita structure where the bulk of the El Dorado resources and reserves occur, and has the potential, like Minita, to host multiple deposits. The Balsamo deposit will potentially increase production levels at the proposed El Dorado operation without substantially delaying the development of the property. All of the Company’s resources are focused on the advancement and inclusion of this exciting discovery.”

Latest El Dorado Project Drill Results

Hole No.	Vein or System Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P06-510	Condemnation	300488 / 535148	270 / 50	377.55	379.55	2.00	2.00	12.253	119
P06-511	Moreno	301927 / 534300	073 / 50	No Significant Results
P06-512	Nueva Esperanza- Los Jobos	302468 / 534243	068 / 50	174.25	175.30	1.05	0.85	13.229	177
P06-513	Nueva Esperanza- Los Jobos	302576 / 534164	106 / 65	89.50	91.40	1.90	1.70	9.279	52
P06-515	Nueva Esperanza- Los Jobos	302663 / 534266	100 / 56	182.50	182.70	0.20	0.20	11.806	645
				183.45	183.95	0.50	0.30	9.190	156
P06-516	Moreno	301910 / 534301	105 / 52	253.25	258.50	5.25	2.50	8.919	30
P06-517	Nueva Esperanza- Los Jobos	302755 / 534280	115 / 65	228.85	229.40	0.55	0.50	24.499	189

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

P06-518	Condemnation	300184 / 535218	270 / 50	No Significant Results
P06-519	Nueva Esperanza- Los Jobos	302798 / 534365	75 / 50	132.40	133.75	1.35	1.35	10.477	61
			includes	132.40	132.95	0.55	0.55	20.369	138
P06-520	Nueva Esperanza- Los Jobos	302662 / 534270	82 / 50	183.75	184.90	1.15	1.15	7.560	155
			includes	184.60	184.90	0.30	0.30	19.172
P06-521	Moreno	301908 / 534299	125 / 60	No Significant Results
P06-522	Balsamo	300212 / 534851	250 / 48	333.90	337.90	4.00	3.90	32.271	69
P07-523	Condemnation	300463 / 534599	95 / 52	No Significant Results
P07-524	Moreno	302407 / 534626	93 / 50	No Significant Results
P07-525	Los Jobos	302758 / 534283	80 / 55	219.25	219.95	0.70	0.60	8.246
P07-526	Los Jobos	302592 / 534243	90 / 50	No Significant Results
P07-527	Moreno	302493 / 534644	93 / 50	No Significant Results
P07-528	Condemnation	300175 / 534434	88 / 47	No Significant Results
P07-529	Balsamo	300096 / 534954	262 / 50	397.45	401.25	2.45	2.30	8.070
P07-530	Los Jobos	302799 / 534365	90 / 75	No Significant Results
P07-531	Moreno	302565 / 534676	90 / 50	No Significant Results
P07-532	Balsamo	300175 / 534434	71 / 50	360.15	360.3	7.15	4.00	10.710
			includes	362.85	367.3	4.45	2.20	14.800
				379.30	384.8	5.5	1.75	20.590
P07-533	Balsamo	300275 / 534828	270 / 50	307.35	307.75	0.4	0.20	9.520
P07-534	Nueva Esperanza- Los Jobos	302874 / 534319	90 / 50	217.75	218.1	0.35	0.30	7.000
P07-535	Morano	302407 / 534626	110 / 65	No Significant Results
P07-536	Balsamo	300075 / 534760	259 / 62	245.05	245.15	0.1	0.10	8.520
P07-537	Balsamo	3000275 / 534828	270 / 60	336.55	338.95	2.4	1.90	11.450
P07-538	Moreno	302407 / 534626	82 / 60	No Significant Results
P07-539	Nueva Esperanza- Los Jobos	302960 / 534390	90 /50	No Significant Results

Readers are directed to the Company’s website www.pacrim-mining.com and SEDAR filings www.sedar.com for complete drill results from the El Dorado project, details of the El Dorado resource and reserve calculations, and complete National Instrument 43-101 disclosure.

About Pacific Rim Mining Corp.
Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operational and exploration assets in North, Central and South America. The Company is expanding and developing its advanced-stage, high grade El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

NI 43-101 Disclosure

Pacific Rim’s exploration work on the El Dorado project is supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Mr. Gehlen has verified that the results presented above have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The July 2006 El Dorado resource estimate was prepared by Mr. Steve Ristorcelli, P.Geo. of Mine Develoment Associates, Reno, Nevada. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. The resource estimate conforms to current CIM Standards on Mineral Resources and Reserves. A technical report in support of the updated El Dorado resource estimate presented above was filed with SEDAR on July 31, 2006. The report was co-authored by Mr. Steve Ristorcelli, P.Geo. and Mr. Peter Ronning, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-101.

The January 2005 El Dorado pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR (www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in NI 43-101. Mr. Tanaka is a member of the Society of Mining Engineers (SME) and the Australasian Institute of Mining and Metallurgy (mAUSIMM).

Cautionary Note Regarding Forward-Looking Information
Information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including but not limited to: the timeframe and outcome of delineation of the Balsamo discovery and its potential impact on the El Dorado project; the eventual scope of the El Dorado feasibility study; the timeframe for completion of the El Dorado feasibility study; anticipated drilling plans for the El Dorado project; the nature of future results and potential for new discoveries at the El Dorado project; statements of the Minita deposit’s economic potential; the timing and nature of economic analyses at the El Dorado project; the execution and outcome of current or future exploration activities; significant fluctuations in metal prices; general market and industry conditions; and other factors detailed in the Company’s filings with Canadian regulatory agencies and the U.S. Securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This news release may include such terms as “measured,” “indicated,” and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-31328, which may be secured from us, or from the SEC’s website at www.sec.gov/edgar.shtml.

The TSX and the AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com